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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 1)

       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE INTERLAKE CORPORATION
                            (Name of Subject Company)

                            THE INTERLAKE CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                                       AND
                   SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED
                        STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Classes of Securities)

                           458702 10 7 (COMMON STOCK)
                      (CUSIP Number of Class of Securities)

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                                STEPHEN R. SMITH
                            VICE PRESIDENT, SECRETARY
                               AND GENERAL COUNSEL
                            THE INTERLAKE CORPORATION
                              550 WARRENVILLE ROAD
                           LISLE, ILLINOIS 60532-4387
                                 (630) 852-8800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  On Behalf of the Person(s) Filing Statement)
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                                 WITH A COPY TO:

                               JAMES M. REUM, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                             CHICAGO, ILLINOIS 60601
                                 (312) 558-5644


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         The Interlake Corporation, a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9 filed with the Securities and Exchange Commission on December 10, 1998 with respect to the offer by GKN North America Manufacturing Inc., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of GKN North America Incorporated, a Delaware corporation, to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares") (including the associated Common Share purchase rights (the "Rights") issued pursuant to that certain Rights Agreement dated as of January 26, 1989 between the Company and The First National Bank of Chicago, as Rights Agent, as amended), of the Company at a price per Common Share of $7.25, net to the seller in cash, and all outstanding shares of Series A Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "Series A Shares" and together with the Common Shares, the "Shares"), of the Company at a price per Series A Share of $1,980.87, net to the seller in cash, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 10, 1998 and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 is hereby amended and supplemented as follows:

         The Purchaser and the Company have been advised by IBJ Whitehall Bank & Trust Company, the depositary for the Offer, that as of 12:00 midnight, New York City time, on Wednesday, February 3, 1999, approximately 18,691,384 Common Shares (including the Rights), representing approximately 81% of the outstanding Common Shares, and 40,000 Series A Shares, representing all of the outstanding Series A Shares, had been tendered and accepted for payment by the Purchaser pursuant to the Offer. The accepted Shares represent approximately 87% of the outstanding Common Shares after giving effect to the conversion of the Series A Shares.









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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



                                           THE INTERLAKE CORPORATION



                                           By: /s/ Stephen R. Smith
                                               --------------------------------
                                               Name: Stephen R. Smith
                                               Title: Vice President, Secretary
                                                      and General Counsel



Date: February 4, 1999











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